Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2017
(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999 and commenced broker-dealer operations in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Coöperatieve Rabobank U.A. ("Rabobank Nederland").

The Company is an institutional brokerage and investment banking firm that engages primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed-income sales and trading, and effecting transactions in foreign fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RSI is a registered clearing member of the Chicago Mercantile Exchange ("CME") for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of Rabobank Nederland.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees.

The Company also participates in the private placement of asset-backed commercial paper for a Rabobank Nederland administered commercial paper program for which it earns brokerage fees. These transactions are executed with U.S. major institutional clients and broker-dealers and the activity is cleared via Pershing LLC (the "Clearing Broker") on a fully-disclosed basis. As an introducing broker, the Company does not carry securities accounts or perform custodial functions.

The Company acts as an agent for fixed income securities transactions, which are executed by Rabobank Nederland for U.S. major institutional investors and broker-dealers and earns commission income. RSI settles its foreign fixed income securities transactions on a delivery/receipt versus payment basis through the global custody network of Rabobank Nederland. U.S. fixed income securities settle on a fully-disclosed basis through the Clearing Broker.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Significant estimates include the valuation of financial instruments, as applicable. Actual results could differ from these estimates.

Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2017
(In Thousands)

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with financial institutions and short-term, highly liquid investments with a maturity of less than three months when purchased. Cash and cash equivalents primarily comprises of money market funds placed with one financial institution. Amounts on deposit with financial institutions may at times exceed federal insurance limits. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

U.S. Government Securities

As of December 31, 2017, U.S. Government Securities represent U.S. Treasury Bills. Securities owned are recorded at fair value through the Statement of Income and Comprehensive Income.

Receivables from Underwriters, net, Broker-Dealer, Customers, and Clearing Organization

Receivable from underwriters, net, represent underwriting fees receivable net of estimated charges and fees. Receivable from broker-dealer mainly represents amounts due from the Clearing Broker. Receivable from customers include amounts due from customers mainly for advisory transactions, and the unsettled foreign fixed income securities transactions executed pursuant to SEC Rule 15a-6. The Company records these receivables at the time the service is rendered and the amount of income is reasonably determinable.

Receivable from clearing organization represents the cash held at the CME which is held at cost.

The Company establishes an allowance for doubtful receivables when it determines the receivable to be uncollectible.

Payable to Affiliates, Net

Amounts receivable from and payable to the same affiliate are presented net in the Statement of Financial Condition.

Receivable from affiliates primarily represents amounts owed to RSI for the brokerage activities conducted on behalf of Rabobank Nederland.

Payable to affiliates primarily represents the amount due to Rabobank Nederland associated with the balance maintained by RSI at the CME and amounts owed to the New York Branch of Rabobank Nederland ("Rabobank New York Branch") for costs incurred under a service level agreement and amounts due to Parent for income taxes. See Note 10 for additional information on related party transactions.

Fail to Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. There were no losses for these types of transaction as of and for the year ended December 31, 2017.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. There were no deferred tax assets or liabilities at December 31, 2017.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Recently Issued but Not Yet Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). This comprehensive new revenue recognition standard will supersede existing revenue guidance under US GAAP. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance is effective for annual periods beginning after December 15, 2017.

3. Receivables from Underwriters, net, Broker-Dealer, and Clearing Organization

Receivables from underwriters, net, and receivables from broker-dealer are unsecured and are due to the Company in accordance with the payment terms in the underlying contracts. There was no allowance for doubtful receivables at December 31, 2017.

As a member of CME, the Company clears IRS trades on behalf of Rabobank Nederland. From time to time, Rabobank Nederland may deposit additional securities with the CME in the RSI member account in support of Rabobank Nederland's IRS activities cleared therein. The title and ownership of these additional securities deposited directly by Rabobank Nederland does not reside with the Company and these securities are not reflected on the Statement of Financial Condition.

Receivables from clearing organization represent the balance held at the CME. As a CME member, the Company is required to maintain certain amounts on deposit with the CME. At December 31, 2017, the amount on deposit with the CME was comprised of a guarantee fund of $15,000.

4. Concentration of Credit Risk

As of and during the year ended December 31, 2017, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, which are on deposit with one financial institution.

5. Off-Balance Sheet Risk and Transactions with Customers

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from clients introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated market risk through settlement date. There were no amounts to be indemnified to clearing brokers for customer accounts at December 31, 2017 and based on experience, the Company expects the risk of loss associated with these indemnifications to be remote.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and the combined New York State and New York City income tax returns filed by Rabobank Nederland that will also include the Parent and other subsidiaries of the Parent.

The tax sharing agreement between the Parent and its subsidiaries is consistent with the Company's method of presenting its federal income tax provision. Similarly, the tax sharing

agreement with Rabobank Nederland is also consistent with the Company's method of presenting its New York State and City taxes. Under the tax sharing arrangements, income taxes are paid by the Parent and by Rabobank Nederland on the Company's behalf and, therefore, income taxes payable in the Statement of Financial Condition represents an inter-company payable. As of December 31, 2017, the Company owed the Parent $328 as part of the tax sharing agreement which is reported in the Payable to affiliates, net in the accompanying Statement of Financial Condition.

The Company's future effective tax rate will be significantly reduced by the enactment of the Tax Cuts and Jobs Act (the "Tax Act") signed into law on December 22, 2017. The Tax Act reduced the U.S. statutory federal income tax rate to 21%, effective January 1, 2018, for all corporations. ASC 740-10-25-47 requires the effect of a change in tax laws or rates to be recognized as of the date of enactment. As the Company did not record significant deferred taxes, the change in rate did not have an impact on the Statement of Financial Condition. The Tax Act included other corporate income tax measures that are not expected to have a material impact on the Company.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax asset to the amount expected to be realized. As of December 31, 2017, the Company did not separately state its deferred tax amounts as there were no significant temporary differences as defined within ASC 740.

The statute of limitations is open for the tax years 2014 through 2016 for federal and state tax purposes. Rabobank Nederland is under New York State audit for tax years ending December 31, 2015 through December 31, 2016 during which time the Company filed as a member of the combined New York State return.

As of December 31, 2017, the Company determined it has no uncertain tax positions, interest or penalties as defined within ASC 740. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that significant unrecognized benefits will accrue within the next 12 months.

7. Benefits

The Company's eligible employees may participate in various benefit plans sponsored by an affiliate including a 401(k) plan and a postretirement healthcare plan. The 401(k) plan includes employee contributions and matching contributions subject to certain limitations.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2017, the Company had net capital of approximately $104,630, which exceeded its minimum requirement by $104,380.

9. Financial Instruments

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-levels of the fair value of hierarchy are described below:

Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data or substantially the full term of the assets or liabilities;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 11,749	$ –	$ –	$ 11,749
U.S. Government securities	93,624	–	–	93,624
Total	$ 105,373	$ –	$ –	$ 105,373

The fair value of the cash equivalent which are money market funds, and the U.S. Government securities are based on quoted prices in active markets. During the year, no transfers were made between any fair value hierarchy levels.

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis.

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature and generally limited credit risk. These financial instruments would be classified as either Level 1 or 2 within the fair value hierarchy and include cash (Level 1), receivables from underwriters, net, receivables from clearing organization, receivables from broker-dealer, receivables from and payable to affiliates, and receivables from customers (Level 2).

10. Related Party Transactions

The Company receives services pursuant to a service level agreement with Rabobank New York Branch, dated November 18, 2009. The Company is charged a percentage of compensation, occupancy, administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company. The agreement to reflect the Company's cost allocation is updated annually.

Administrative costs primarily relate to expenses of operational departments within Rabobank New York Branch such as legal, accounting, audit, back office processing, and systems. Payments related to the service level agreement are settled quarterly. As of December 31, 2017, amounts owed to Rabobank New York Branch relating to the service level agreement and other expenses

paid on behalf of the Company are $562 and are included in Payable to affiliates, net in the Statement of Financial Condition.

In connection with the U.S. fixed income securities business, commissions receivable from Rabobank Nederland from such transactions were $219 at December 31, 2017 and are included in Payables to affiliates, net in the Statement of Financial Condition.

As a member of the CME, the Company clears IRS trades on behalf of Rabobank Nederland. Support services performed by the Company under a service level agreement are immaterial. Further, the Company acts as a placement agent of commercial paper issued by Rabobank New York Branch administered commercial paper programs.

Certain underwriting and advisory deals are performed jointly with various affiliates of Rabobank Nederland. At December 31, 2017, $70 was outstanding and is included in Payables to affiliates, net in the Statement of Financial Condition.

RSI is provided with an uncommitted revolving finance facility (the "Facility") by Rabobank Nederland of up to $500,000. This facility is available to provide liquidity to support the Company's underwriting activities. Should this facility be drawn upon, interest would accrue at approximately 180 bps plus an indicative LIBOR. At December 31, 2017, and during the year then ended there were no outstanding borrowings under the Facility.

On January 13, 2017, RSI entered into a Revolving Note and Cash Subordinated Agreement (the "Subordinated Revolver") with Rabobank Nederland that enables RSI to borrow up to $50,000 (the "Credit Line"). The draw period of this agreement is effective through January 13, 2018 (the "Draw Period"). RSI is obligated to repay the aggregate amount outstanding at the end of the Draw Period on or before January 13, 2019 (the "Scheduled Maturity Date"). The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The Company utilized this Credit Line four times during the year ended December 31, 2017 as follows:

Date of Drawdown	Date Funds Returned	Principal	Interest Rate
3-May-17	8-May-17	$10,000,000	2.67%
19-Jul-17	25-Jul-17	$10,000,000	2.92%
8-Aug-17	15-Aug-17	$25,000,000	2.80%
12-Sep-17	27-Sep-17	$50,000,000	2.43%

During the year ended December 31, 2017, the Company entered into a Temporary Subordinated Loan Agreement (the "Temporary Subordinated Loan") with Rabobank Nederland to borrow up to $50,000 (the "Temporary Credit Line"). This Temporary Subordinated Loan was approved by FINRA on September 15, 2017, and the Temporary Credit Line was fully drawn at this time to provide temporary net capital to enable RSI to participate as an underwriter in a specific deal. No more than three such agreements are permissible in a 12-month period, each with a stated term of no more than 45 days from the date the agreement became effective. The Company incurred interest at 2.41% on the drawn Temporary Credit Line. The Temporary Subordinated Loan and related interest was repaid in full on September 29, 2017. There were no other temporary borrowings occurring during the year ended December 31, 2017.

11. Contingencies

The Company establishes reserves for litigation related matters that arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. The Company is subject to a pending legal action relating to the conduct of our normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising from such pending legal action will not be material to our financial position or our results of operations.

12. Subsequent Events

In January 2018, RSI entered into a new Revolving Note and Cash Subordinated Agreement (the "New Revolver") with Rabobank Nederland which became effective January 13, 2018 that enables RSI to borrow up to $100,000. The draw period of this agreement is effective through January 13, 2019 (the "New Draw Period"). RSI is obligated to repay the aggregate amount outstanding at the end of the New Draw Period on or before January 13, 2020. Should this facility be drawn upon, interest would accrue at USD Libor + 5-year USD Tier 2 spread as stated in the agreement. The New Revolver was approved by FINRA on January 11, 2018.

The Company has evaluated subsequent events through February 28, 2018, the date the Statement of Financial Condition was available to be issued. Other than the foregoing, no subsequent events were identified that would require disclosure in or adjustment to the Statement of Financial Condition.